Exhibit 99.1

FERRARI ENTERS INTO A PARTNERSHIP AGREEMENT WITH HP

Maranello (Italy), April 24, 2024 - Ferrari N.V. (NYSE/EXM: RACE) announces that Ferrari S.p.A., wholly- owned Italian subsidiary of Ferrari N.V., today has signed a multiyear partnership agreement with HP Inc. (NYSE: HPQ), through which its brand will appear on racing properties of Scuderia Ferrari.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977